EXHIBIT 4.47

                                                                   July 22, 2003

Mr. K. Tucker Andersen
c/o Cumberland Associates LLC
1114 Avenue of the Americas
New York, NY 10036
       and
61 Above All Road
Warren, CT. 06754

Dear Tucker:

      We hereby seek your approval for the extension until September 20, 2003 of the maturity date of $2,085,000 in debt, plus additional accrued interest until maturity. This extension will enable us to satisfy these loans in a manner that meets both our needs and yours.

      As you know, our cash resources are currently inadequate to allow us to pay the loans at maturity in cash. Further, though we have the right to pay these loans and certain other similar debt obligations in Common Stock at maturity, at the $.30 closing price of our shares on May 30, 2003 this would have required issuance of 15,857,000 shares, a number which exceeds the 12,633,370 shares now outstanding and also exceeds the number of shares available for issuance, prior to the recent approval of the amendment to our Certificate of Incorporation.

      Additionally, at the Annual Meeting of Stockholders a proposal to create a new class of "blank check" Preferred Stock was also approved. The existence of a blank check Preferred Stock would also allow us to offer payment of the loan through issuance of a security which would have rights more beneficial to you and superior to the Common Stock, which we would otherwise be forced to use. For example, the Preferred Stock could have significant liquidation preferences over the Common Stock, could pay a cumulative dividend and could be convertible at the option of the holder. Thus our debt holders would be given, for the first time, the opportunity to have liquidity on their investment. To protect our debt holders against the extraordinary dilution which would occur through issuance of the tremendous number of shares of Common Stock now required to satisfy the debt, there could also be limitations on the magnitude of sales of the Common Stock issued in conversion at any time, depending on market conditions. Of course, these are just illustrations. Whether you will prefer to receive Preferred Stock instead of Common Stock and the terms of the Preferred Stock have not yet been agreed upon. For that reason, some time is necessary to allow these discussions to occur.

      Accordingly, to allow time for the orderly payment of the loan, to allow the negotiation of a better means of payment than the issuance of Common Stock and to avoid the adverse consequences of a default, we would appreciate your agreeing to the extension by executing and returning the attached copy of this letter by fax and by mail no later than the close of business on July 28, 2003.

      If you support the extension to allow us the time to negotiate a better means of satisfying the loan, please execute and return this letter to the undersigned by fax (at c/o Morse, Zelnick, Rose & Lander, LLP, 405 Park Avenue, New York, NY 10022, (212) 838-9190) and mail not later than the close of business on July 28, 2003.

                                           Very truly yours,


                                           Leonard Osser
                                           Chairman & Chief Executive Officer

Accepted and approved this
31st day of July 2003


--------------------------
K. Tucker Andersen